UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64749 / June 27, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14377

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In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATION BY
CITY NETWORK, INC.	:	DEFAULT
	:	

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 11, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Office of the Secretary and the Division of Enforcement have provided evidence that Respondent was served with the OIP in accordance with 17 C.F.R. §§ 201.141(a)(2)(ii), (iv) on May 11, 2011. Respondent's Answer was due on May 25, 2011. See OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). As of today, Respondent has not filed an Answer with the Office of the Secretary. On May 31, 2011, the undersigned ordered Respondent to show cause – by June 10, 2011 – why the registration of its securities should not be revoked by default. As of today, Respondent has not filed a motion to show cause with the Office of the Secretary.

      City Network, Inc. (City Network or Respondent) is in default for failing to file an Answer to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

      City Network (CIK No. 1140827) is a revoked Nevada corporation located in Jhonghe City, Taipei County, Taiwan, Province of China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). City Network is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $3,541,458 for the prior nine months. As of May 6, 2011, its common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondent failed to heed the delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. C onsidering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of City Network, Inc. is hereby REVOKED.

Cameron Elliot
Administrative Law Judge